UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.    Name of the Registrant
Continental Resources, Inc.

2.    Name of person relying on exemption
CalSTRS Investments

3.    Address of person relying on exemption
100 Waterfront Place, 14th Floor
West Sacramento, CA 95605-2807

4.    Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Memo
To: Shareholders of Continental Resources, Inc.
Contact: Brian Rice, Portfolio Manager, Corporate Governance, California State Teachers' Retirement System (CalSTRS): BRice@calstrs.com
Travis Antoniono, Investment Officer, Corporate Governance, California State Teachers' Retirement System (CalSTRS): TAntoniono@calstrs.com
Date: April 4, 2016
Re: Shareholder resolution requesting disclosure on how the company is measuring and managing methane emissions from its operations
CalSTRS recommends a vote FOR the following resolution:
Shareholders request that the Board of Directors issue a report describing how the company is monitoring and managing the level of methane emissions from its operations. The requested report should include a company-wide review of the policies, practices, and metrics related to Continental Resources methane emissions risk management strategy. The report should be prepared at reasonable cost, omitting proprietary information, and made available to shareholders by December 31, 2016.
The rationale for this recommendation is outlined here and detailed below:
1.	Methane is a greenhouse gas of major concern and relevance.
2.	Methane emissions pose a variety of material risks.
a.	Direct environmental risks;
b.	Regulatory risks;
c.	Risks to the social license to operate;
d.	Reputational risks; and
e.	Governance risks.
3.	Disclosure of how methane emissions are being monitored and managed represents potentially untapped opportunity.
a.	Opportunity to build public trust and confidence of disclosure such as reporting on methane emissions;
b.	Opportunity to uncover additional internal opportunities; and
c.	Opportunity to benefit the industry.
4.	Methane emissions are a loss of saleable product.
5.	There are low cost methane management solutions available.
6.	Continental Resources shows evidence of a lack of robust risk management around environmental issues.
7.	Although Continental Resources does provide an approximation of how much of their produced gas in North Dakota, Montana, and Oklahoma gets to market, this disclosure is of limited utility and does not compare well with industry leaders.

1. Methane is a greenhouse gas of major relevance and concern.
a)	Methane is a potent, short-lived greenhouse gas (GHG) with a global warming potential 84-86 times greater than CO2 over a 20-year time horizon, and 28-34 times greater over a 100-year timeframe.[1]
b)	It is the second most prevalent GHG emitted in the United States from human activities.[2]
c)	In the U.S., natural gas and petroleum systems account for nearly one-third of national methane emissions.[3]
d)	Lifecycle GHG emissions from natural gas (methane) power generation have been estimated to be 20% to 53% less than emissions from coal-fired power generation,[4] provided that leakage in the natural gas system is less than 3.2% from well through delivery at a power plant.[5]
e)	About 25% of the manmade global warming we are experiencing today is caused by methane emissions.[6]

2. Methane emissions pose a variety of material risks.
a)	Direct environmental risks. Emissions of methane (including unintentional releases and leakage or intentional venting) are by definition emissions of a hazardous material that reduces air quality and is a potent contributor to climate change. Fire and explosions are also a significant risk: the oil and gas industry is responsible for more fatalities from fire and explosion than any other private industry by a wide margin,[7] and news reports of such incidents are easy to find.[8] [9] [10]
b)	Regulatory risks. The U.S. EPA is in the process of reviewing and issuing a suite of regulations specifically targeting methane emissions from the oil and gas sector.[11] [12] These are in addition to the Clean Power Plan for existing power plants,[13] the recent joint US-Canada pledge to reduce methane emissions from the oil and gas sectors by at least 40% over the next decade,[14] and the COP21 Paris Agreement. Taken together, it is abundantly clear that methane emissions are increasingly under the microscope and will be subject to substantial regulatory requirements, in addition to current regulations.
c)	Risks to the social license to operate. A social license to operate refers to the level of acceptance and approval by stakeholders and a local community for a company or industry to pursue or continue operations. It is important that the industry maintain its social license to operate, in particular by ensuring that lifecycle GHG emissions from natural gas remain smaller than lifecycle GHG emissions from coal. If these natural gas emissions increase above 3.2% of produced gas, they would exceed coal emissions (in terms of climate impact), and the natural gas industry would then be at risk of losing its already tenuous public support as a climate change solution and the bridge fuel to the future. This makes it critical that the industry demonstrates that emission rates are below 3.2% of produced gas, and relevant data will be needed from all players, including Continental Resources.

1 http://www.ipcc.ch/report/ar5/
2 https://www3.epa.gov/climatechange/ghgemissions/gases/ch4.html
3 https://www3.epa.gov/climatechange/ghgemissions/gases/ch4.html
4 http://graham.umich.edu/media/files/HF-IA-Final-Report.pdf
5 http://www.pnas.org/content/109/17/6435.full
6 https://www.edf.org/methane-other-important-greenhouse-gas
7 http://www.wyofile.com/drilling-industrys-explosion-problem/
8 http://www.wvgazettemail.com/News/201307070002
9 http://www.newsweek.com/chevron-gives-residents-near-fracking-explosion-free-pizza-229491
10 http://www.greeleytribune.com/news/20895698-113/greeley-fire-department-learns-several-lessons-in-its#
11 http://www.eenews.net/stories/1060030955
12 http://www.nytimes.com/2015/08/19/us/epa-announces-new-rules-to-cut-methane-emissions.html
13 https://www.epa.gov/cleanpowerplan/clean-power-plan-existing-power-plants
14 http://www.usnews.com/news/world/articles/2016-03-10/obama-trudeau-target-methane-emissions-in-new-agreement

d)	Reputational risks. In addition to the various other risks described here, there can be substantial reputational risks connected with operations that emit methane. A prime example comes from SoCalGas, the subsidiary of Sempra Energy responsible for the unprecedented recent methane leak in California. In addition to (or perhaps owing in part to) the nearly $50 million in residential relocation reimbursements they have so far paid[15] and the lingering questions around health impacts,[16] and in addition to the numerous investigations from the DOGGR, LA County Department of Public Health, SCAQMD, CARB, CPUC, EPA, LA District Attorney's Office, and the California Attorney General's Office, and in addition to the 83 lawsuits filed against SoCalGas (as of February)[17] the company is now exposed to substantial risks to its reputation. Timothy O'Connor, director of the Environmental Defense Fund's oil and gas program in California, notes that as a result of the leak, the company faces an uphill battle to repair its environmental reputation, commenting, "…it is going to be a stain. It will be hard to come back."[18]
e)	Governance risks. Many companies only provide the bare minimum of oversight related to methane emissions as is required under law (for instance, related to worker safety). When this occurs, many of the other risks described here may remain unaddressed and unmitigated, which could ultimately lead to loss of shareholder value. Since Continental Resources does not currently disclose any oversight mechanisms or structures (as this proposal would request it to do), it is impossible to know the extent of these sorts of governance risks that may be facing Continental's shareholders.

3. Disclosure of how methane emissions are being monitored and managed represents potentially untapped opportunity.
a)	Opportunity to build public trust and confidence of disclosure such as reporting on methane emissions. A 2013 survey found that one of the more significant drivers of public confidence in a company is its commitment to sustainability, and its efforts to communicate about and deliver on that commitment. It found that 84% of U.S. respondents believed that greater visibility into corporate sustainability efforts would increase trust in a company.[19]
b)	Opportunity to uncover additional internal opportunities. The process of reviewing methane monitoring and management efforts can itself uncover internal opportunities to create or protect shareholder value. When such a review is undertaken, a company may discover unexpected activities or results that create unnecessary risk, or conversely they may fail to find activities that they believed were occurring. This review process itself can yield valuable insights into internal operations that can ultimately create or protect shareholder value.
c)	Opportunity to benefit the industry. In addition to the benefits that can accrue directly to the company from the disclosure requested in this resolution, there is also the potential for knock-on benefits to the wider industry. The energy sector worldwide is undergoing an undeniable transformation, with alternative technologies and fuels each competing for greater market share and with numerous other demand-side and supply-side changes shifting the energy marketplace. In this context, many have argued that natural gas (methane) has a significant potential to act as a "bridge fuel," or a fuel that bridges the gap between the carbon-intensive energy mix of today and the low-carbon energy mix of the future. Enhanced disclosure of methane measurement and management could contribute to a broader appreciation of the potential of methane and validate it in the eyes of important stakeholders as a better alternative to other fossil fuels such as coal.

15 http://www.bizjournals.com/losangeles/news/2016/03/28/socalgas-has-spent-48-million-on-relocation.html
16 http://abc7.com/news/health-issues-linger-after-capping-of-porter-ranch-gas-leak/1263825/
17 http://investor.shareholder.com/sre/secfiling.cfm?filingID=86521-16-91&CIK=92108
18 http://www.bloomberg.com/news/articles/2016-01-11/after-ceo-nabs-record-bonus-sempra-s-gas-leak-raises-questions
19 http://www.businesswire.com/news/home/20130409006035/en/Companies-Build-Public-Trust-Sustainability-Reporting-Research

4. Methane emissions are a loss of saleable product.
a)	Natural gas that is released into the atmosphere either intentionally or unintentionally represents a direct loss of potentially saleable product.
b)	A pair of recent studies (using direct measurements from the atmosphere) estimated that approximately 2,421 Gigagrams of methane is emitted annually in the United States from natural gas production operations.[20] [21] At the average 2015 Henry Hub spot price of $2.62 per MMBtu,[22] this represents an annual loss of over $330 million of saleable product.[23]

5. There are low cost methane management solutions available.
a)	This loss of potential product might be at least partially justifiable (strictly in terms of economics) if the cost involved in capturing the natural gas was prohibitively high, but it is not. A report from ICF International notes that adopting available emissions-control technologies and operating practices at an average annual cost of less than one cent per thousand cubic feet of produced natural gas could substantially reduce emissions.[24] At that cost, a major portion of that $330 million of otherwise wasted product described above could be partially saved at a cost of less than $1.3 million.[25] Clearly, the potential cost savings heavily outweigh the potential costs.
b)	Relative to all natural gas production from U.S. oil and gas, the same study found that methane emissions could be reduced by 40% below projected 2018 levels at the same cost (an average annual cost of less than one cent per thousand cubic feet of produced natural gas). This would require a capital investment of $2.2 billion, which data from the Oil & Gas Journal shows to be less than 1% of annual industry capital expenditure.[26]

6. Continental Resources shows evidence of a lack of robust risk management around environmental issues.
a)	From 2006 through late 2014, Continental Resources reported 958 environmental incidents[27] involving over 1.5 million gallons of spilled fluids, more than any other oil company drilling in North Dakota.[28]
b)	Continental has been subject to numerous lawsuits, including a suit for wasting natural gas[29] and another for violating the Migratory Bird Treaty Act.[30]

20 http://pubs.acs.org/doi/abs/10.1021/acs.est.5b02275
21 http://www.pnas.org/content/110/44/17768.full
22 https://www.eia.gov/dnav/ng/hist/rngwhhdA.htm
23 2421 Gg * (1000000 Gg/kg) = 2421000000 kg * 55.5 MJ/kg = 134365500000 MJ / 1055.56 MMBtu/MJ = 127293095.61 MMBtu * $2.62/MMBtu = $333,507,910.49
24 https://www.edf.org/energy/icf-methane-cost-curve-report
25 134365500000MJ = 1.255242*1011 ft3 * ($0.01/1000ft3) = $1,255,242
26 https://www.edf.org/energy/icf-methane-cost-curve-report
27 http://www.nytimes.com/interactive/2014/11/23/us/north-dakota-spill-database.html
28 http://www.nytimes.com/interactive/2014/11/23/us/north-dakota-oil-boom-downside.html

c)	They have also been cited for violating the Clean Air Act of Montana,[31] the Environmental Quality Act of Wyoming,[32] the Clean Water Act,[33] and for polluting North Dakota state waters (and failing to clean up those spills quickly).[34]

7. Although Continental Resources does provide an approximation of how much of their produced gas in North Dakota, Montana, and Oklahoma gets to market, this disclosure is of limited utility and does not compare well with industry leaders.
a)	Continental Resources notes that they delivered approximately 87% of their produced gas in North Dakota to market in 2014, as well as 90% and 99% in Montana and Oklahoma respectively.[35] This is an important achievement, but does not provide crucial information to investors and other stakeholders as to the policies, practices, and metrics related to their methane emissions risk management strategy. In the wake of the massive leak at Porter Ranch, California, and in the face of ever-tightening regulations, this single data point simply does not provide the information needed by investors to properly inform decision-making.
b)	Within the oil and gas industry…[36]
a.	A full 49% of companies report on their leak detection and repair (LDAR) programs, including: Anadarko, Apache, BHP Billiton, BP, Buckeye Partners, Cabot Oil & Gas, Chesapeake Energy, Conoco Phillips, Consol Energy, Dominion Midstream Partners, Enbridge, Encana, Enlink Midstream Partners, EDG Resources, Exxon Mobil, Linn Energy, Magellan Midstream Partners, Marathon Oil, NiSource, Noble Energy, Inc., Occidental, ONEOK, Plains All American Pipeline, Range Resources, Royal Dutch Shell plc, Seneca Resources (National Fuel), Southwestern Energy Co, SpectraEnergy, The Williams Companies, Total S.A., TransCanada, and Ultra Petroleum.
b.	28% of companies report methane emissions…
i.	…as a rate (as a percent of total methane produced and/or as a percent of energy production): Anadarko, Apache, Chevron, Conoco Phillips, Consol Energy, Encana, EOG Resources, EQT Resources, Exxon Mobil, Hess Corp., Marathon Oil, and Range Resources.
ii.	…as a standalone figure: Apache, BHP Billiton, BP, Chevron, Conoco Phillips, Consol Energy, Devon Energy, Enbridge, Freeport-McMoRan Inc., Hess Corp., Marathon Oil, NiSource, Noble Energy, Inc., Occidental, Range Resources, Royal Dutch Shell plc, Spectra Energy, and Total S.A.
c.	8% of companies report their methane emissions policy position, including: Anadarko, Devon Energy, EOG Resources, NiSource, and Noble Energy, Inc.

29 http://www.nytimes.com/2013/10/18/business/energy-environment/oil-companies-are-sued-over-natural-gas-flaring-in-north-dakota.html
30 http://bismarcktribune.com/news/state-and-regional/judge-says-bird-law-doesn-t-apply-to-oil-pits/article_295d0d6c-414f-11e1-ae4f-0019bb2963f4.html
31 http://news.mt.gov/Home/ArtMID/24469/ArticleID/1463/DEQ-Continental-Resources-Inc-Resolve-Air-Quality-Act-Violations
32 http://deq.wyoming.gov/media/attachments/Air%20Quality/Enforcement%20Actions/2011-0718_AQD_SA-Continental-Resources-4650-10.pdf
33 https://yosemite.epa.gov/OA/RHC/EPAAdmin.nsf/Filings/651FEDDF3013BAB38525764F0066A975/$File/CAFO.pdf
34 http://newsok.com/article/3619100
35 http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9Mjg3MjY1fENoaWxkSUQ9LTF8VHlwZT0z&t=1
36 https://www.edf.org/sites/default/files/content/rising_risk_full_report.pdf

Conclusion
The regulatory and market contexts surrounding natural gas and methane are rapidly evolving, and with them, the range of risks investors may be exposed to are likewise expanding. In order to: avoid falling behind its peers; ensure shareholders have access to information on material risks that could impact their investments and decision-making; and protect shareholder value through promoting proper risk management, CalSTRS recommends a vote FOR this resolution.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the Company. CalSTRS is not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS' opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2016 annual shareholders' meeting of Continental Resources, Inc.